

February 9, 2011

**Via Email**

Dan Furlong
Chief Executive Officer
AcroBoo, Inc.
3000 Bayport Drive, Suite 250
Tampa, Florida  33607

> **Re:** **AcroBoo, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 28, 2011**
> **File No. 333-170477**

Dear Mr. Furlong:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1. Please revise the last sentence of your Prospectus Summary section to clarify that you are referring to activities not engaged in by Jagged Peak.  As currently drafted, it is unclear whether you are referring to AcroBoo or Jagged Peak.

The Spin-Off and Plan of Distribution, page 7

Our Relationship with Jagged Peak after the Distribution, page 9

2. We note your response to comment ten of our letter dated January 6, 2011.  We also note that your "Our Relationship with Jagged Peak after the Distribution" section on page 9 continues to state that you will have different management and directors.  Please revise

here and expand your summary section to make clear that AcroBoo will continue to be controlled by the persons who control Jagged Peak.

Management of AcroBoo, page 9

3. Please expand your "Management of AcroBoo" section to include an estimate of the number of hours per week Mr. Furlong intends to devote to the affairs of Acroboo.

Management's Discussion and Analysis or Plan of Operation, page 20

4. We read your response to comment seven of our letter dated January 6, 2011. Please revise your disclosure to specifically state these websites were not fully functional prior to your incorporation. It appears that the revenues and the costs derived from these websites were nominal and therefore not material. If so, please state this fact and remove the statement that "This will represent revenues taken away from Jagged Peak."

5. Further, we note that Jagged Peak intends to transfer the websites to you upon the effectiveness of the registration statement. Please disclose the transfer plan in this section and elsewhere in the filing. In addition, advise us how you will value and record the transferred assets. If the transfer is material to your balance sheet, please provide a pro forma balance sheet alongside your existing balance sheet elsewhere in the filing to give effect to the transfer and the resulting change in capitalization as of the most recent balance sheet date.

Research and Development, page 25

6. Please revise your research and development discussion on page 25 to avoid the use of highly technical business technology. For example, we note your use of "heterogeneous hardware platforms" and "multi-tiered ERP and supply chain environment." Refer to Rule 421(b) of Regulation C under the Securities Act of 1933.

7. We note that your research and development disclosure on page 25 indicates that you intend to focus on development of your web services business. Please reconcile this with your disclosure on page 6 that buying products to sell online is the core of your business model, and your disclosure on page 23 which states that your web services are "only expected to be a small portion of the business in the beginning years as [you build] up the number of products [you sell] on-line."

Undertakings, page II-3

8. Please delete the introductory paragraph to your undertaking number six on page II-4. Please also use the exact undertaking language set forth at Item 512(h) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Robert Babula, Staff Accountant, at (202) 551-3339, or in his absence, Andrew Mew, Accounting Branch Chief, at (202) 551-3377, with any questions regarding the financial statements or related matters.  Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc:     Thomas C. Cook, Esq.
        Via Email tccesq@aol.com